Exhibit 99.1

Anbio Biotechnology Announced Unaudited Financial Results for the Six Months Ended June 30, 2025

Germany, December 30, 2025 - Anbio Biotechnology (Nasdaq: NNNN, the “Company” or “Anbio”), a medical device company focused on in vitro diagnostic (“IVD”) solutions, today announced its unaudited condensed consolidated financial results which have not been reviewed by an independent certified public accountant for the six months ended June 30, 2025.

Financial Highlights for the Six Months Ended June 30, 2025

●	Revenue was approximately $4.58 million, compared to $5.85 million for the same period in 2024.

●	Net income was approximately $3.80 million, compared to $3.60 million for the six months ended June 30, 2024.

Financial Results

Revenues

For the six months ended June 30, 2025, the Company generated total revenue of approximately $4.6 million, compared to approximately $5.8 million for the same period in 2024. The decrease in revenue was primarily attributable to changes in product mix and the Company’s strategy to selectively accept orders based on gross margin and overall profitability considerations.

Gross Profit

Gross profit for the six months ended June 30, 2025 was approximately $4.2 million, representing a gross margin of approximately 92.3%, compared to approximately $3.9 million, or a gross margin of approximately 66.9%, for the same period in 2024. The increase in gross margin was primarily due to higher-margin products launched in 2025 and effective procurement cost controls.

Income from Operations

Operating income for the six months ended June 30, 2025 was approximately $3.4 million, compared to approximately $3.6 million for the same period in 2024.

Net Income

Net income for the six months ended June 30, 2025 was approximately $3.8 million, compared to approximately $3.6 million in the prior-year period.

Operating Expenses

Selling, general and administrative expenses increased during the period primarily due to higher professional fees associated with the Company’s public listing and related regulatory compliance activities. Research and development expenses remained relatively consistent year over year, reflecting continued investment in new diagnostic products and assay development.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and cash equivalents of approximately $5.3 million and working capital of approximately $27.5 million. The Company believes that its current cash position, together with proceeds from its initial public offering completed in February 2025 and cash generated from operations, will be sufficient to meet its anticipated operating and capital requirements for at least the next twelve months.

Business Update

During the six months ended June 30, 2025, approximately 94.6% of the Company’s commercial IVD revenue was generated from non-COVID products, reflecting the Company’s continued transition toward a diversified portfolio of diagnostic solutions beyond COVID-related testing.

About Anbio Biotechnology

Anbio Biotechnology is dedicated to the advancement of medical technology and the provision of IVD products. It is an innovation-driven global diagnostic company offering a diverse portfolio of mature diagnostic assays and six key platforms for biomarker detection. These solutions cater to point-of-care settings, laboratory, and over-the-counter applications, enabling healthcare providers and patients to access fast, reliable, and cost-effective diagnostic tools. With a strong global presence across the EU, APAC, and the Americas, the Company’s Conformité Européenne (CE)-marked products detect biomarkers associated with critical medical domains, encompassing infectious diseases, cancer, cardiovascular diseases, inflammation, drug abuse, endocrine disorders, renal disease, pharmacogenomics, and diabetes. Designed for compatibility with multiple sample collection matrices, including serum, plasma, whole blood, feces, urine, and saliva, the product lineup facilitates efficient and reliable diagnostic testing across diverse patient populations and healthcare settings. By prioritizing innovation, affordability, and speed, Anbio aims to transform the global diagnostics landscape, fostering a paradigm shift towards personalized and decentralized diagnostic solutions.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of Anbio. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although Anbio believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Anbio or any other person that their objectives or plans will be achieved. Anbio does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ANBIO BIOTECHNOLOGY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$5,348,490	$11,760,859
Accounts receivable, net	3,716,379	1,064,794
Short-term investment	8,080,502	—
Prepayment	10,173,063	5,683,085
Prepaid and other current assets	362,160	25,606
Total Current Assets	27,680,594	18,534,344

Deferred offering cost	—	387,440
TOTAL ASSETS	$27,680,594	$18,921,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$60,350	$1,625,255
Other current liabilities	70,777	104,979
Total Current Liabilities	131,127	1,730,234
TOTAL LIABILITIES	131,127	1,730,234

Shareholders’ Equity:
Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 43,891,200 and 42,291,200 issued and outstanding at June 30, 2025 and December 31, 2024	4,389	4,229
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 100,000,000 issued and outstanding at June 30, 2025 and December 31, 2024	10,000	10,000
Additional paid-in capital	6,563,630	3,780
Retained earnings	20,971,448	17,173,541
Total Shareholders’ Equity	27,549,467	17,191,550
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,680,594	$18,921,784

ANBIO BIOTECHNOLOGY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2025	2024
Revenues	$4,584,640	$5,849,633
Total Revenues	4,584,640	5,849,633

Cost of Revenues	351,939	1,939,013
Gross Profit	4,232,701	3,910,620

Operating Expenses
Selling, general and administrative	734,125	184,554
Research and development	131,305	127,700
Total operating expenses	865,430	312,254
Income from operations	3,367,271	3,598,366

Other Income (Expenses)
Interest and investment income	140,237	138,464
Unrealized investment loss	(164,354)	—
Foreign exchange gain (loss)	454,615	(140,186)
Others, net	138	—
Total other (expenses) income	430,636	(1,722)
Income before provision for income taxes	3,797,907	3,596,644
Provision for income taxes	—	—
Net income	$3,797,907	$3,596,644

Basic and diluted earnings per Class A share	$0.087	$0.085
Weighted average shares outstanding-Class A	43,449,213	42,291,200

4